Exhibit 99.1

ZTO Reports First Quarter 2022 Unaudited Financial Results

5.2 Billion Parcels Grew 16.8% Increasing Market Share to 21.6%

RMB1.1 Billion Adjusted Net Income Grew 34.9% as Industry Pricing Turned Around

SHANGHAI, May 25, 2022 /PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2022[1]. Despite severe impact from Omicron induced shutdowns starting in March, the Company grew parcel volume 5.2 billion, or 16.8%, while achieving high levels of customer satisfaction as well as earnings growth. Cash generated from operating activities was RMB1,105.4 million.

Financial Highlights for First Quarter 2022

·	Revenues were RMB7,904.1 million (US$1,246.8 million), an increase of 22.1% from RMB6,472.5 million in the same period of 2021.

·	Gross profit was RMB1,619.5 million (US$255.5 million), an increase of 47.7% from RMB1,096.5 million in the same period of 2021.

·	Net income was RMB875.5 million (US$138.1 million), an increase of 64.1% from RMB533.5 million in the same period of 2021.

·	Adjusted EBITDA[2] was RMB2,002.1 million (US$315.8 million), an increase of 36.4% from RMB1,468.1 million in the same period of 2021.

·	Adjusted net income[3] was RMB1,054.5 million (US$166.3 million), an increase of 34.9% from RMB781.6 million in the same period of 2021.

·	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB1.12 (US$0.18), an increase of 75.0% from RMB0.64 in the same period of 2021.

·	Adjusted basic and diluted net earnings per American depositary share[5] attributable to ordinary shareholders were RMB1.34 (US$0.21), an increase of 42.6% from RMB0.94 in the same period of 2021.

·	Net cash provided by operating activities was RMB1,105.4 million (US$174.4 million), compared with RMB477.0 million in the same period of 2021.

Operational Highlights for First Quarter 2022

·	Parcel volume was 5,226 million, an increase of 16.8% from 4,475 million in the same period of 2021.

·	Number of pickup/delivery outlets was over 30,700 as of March 31, 2022.

·	Number of direct network partners was over 5,750 as of March 31, 2022.

·	Number of line-haul vehicles was approximately 11,000 as of March 31, 2022, which were self-owned vehicles.

·	Out of the approximately 11,000 self-owned trucks, approximately 9,200 were high capacity 15 to 17-meter-long models as of March 31, 2022, compared to over 9,000 as of December 31, 2021.

·	Number of line-haul routes between sorting hubs was over 3,650 as of March 31, 2022, compared to approximately 3,700 as of December 31, 2021.

·	Number of sorting hubs was 99 as of March 31, 2022, among which 88 are operated by the Company and 11 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)      Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the net gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(3)      Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as net gain on disposal of equity investment and subsidiary in which management aims to better represent the underlying business operations.

(4)	One ADS represents one Class A ordinary share.

(5)      Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted American depositary shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “With sound execution of our consistent strategies, ZTO achieved good results for the first quarter. Parcel volume reached 5.2 billion, and we expanded our market share by 1.2 points to 21.6%. Benefiting from the industry’s price stabilization and meaningful increases, we increased our income from operations by 76.4% to 1.1billion while maintaining superior quality of services. 2022 remarks our 20th anniversary, and ZTO is better prepared than ever before to further our competitive lead in scale, efficiency and quality of earnings.”

Mr. Lai added, “The abrupt Omicron outbreaks that scattered across the country in mid-March disrupted the industry’s growth momentum causing its parcel volume to decrease by nearly 12% year over year for the month of April. Tremendous efforts and sacrifices were being made, and ZTO Shanghai was among the first few logistics companies to resume operations in early-May. China is committed to the containment of the virus and a steady economic growth at the same time. We are hopeful to see a carefully staged rebound underway through supportive central policies and coordinated local efforts. We believe the foundation for China’s economic growth is sound, and even though prevention will become part of a daily norm, being an integral part of people’s day-to-day lives, express delivery industry will continue to be the catalyst of the economic expansion as well as benefiting from it”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “Despite various headwinds, ZTO delivered a solid quarterly performance. The adjusted net income grew 34.9% to 1.1 billion with enhanced profit margin. Our core express delivery ASP went up by 8.5% as competition became more sensible. The 2.3% increase of combined unit sorting and transportation cost resulted from weaker volume due to the Omicron lockdowns was temporary. Our operating cost structure is healthy and will provide unsurpassed scale leverage as volume return to normal.”

Ms. Yan added, “Cash flow from operating activities increased 131.8% to 1.1 billion. Capital spending was 1.8 billion. As part of the digitization effort to improve operating efficiencies, the volume-cost-profit initiatives have started to show positive results. Detailed data enabled process monitoring, and analyses are made to find, solve, or prevent problems. Suitable pricing and optimal use of resources can provide us greater leverage to dial up volume in-take while ensuring profitability across all segments of operations including those of our network partners.”

First Quarter 2022 Financial Results

	Three Months Ended March 31,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	5,672,809	87.6	7,220,261	1,138,968	91.3
Freight forwarding services	492,986	7.6	331,085	52,227	4.2
Sale of accessories	260,179	4.0	282,071	44,496	3.6
Others	46,563	0.8	70,633	11,142	0.9
Total revenues	6,472,537	100.0	7,904,050	1,246,833	100.0

Total Revenues were RMB7,904.1 million (US$1,246.8 million), an increase of 22.1% from RMB6,472.5 million in the same period of 2021. Revenue from the core express delivery business increased 26.6% compared to the same period of 2021, as a combined result of a 16.8% increase in parcel volume and an 8.5% increase in parcel unit price. Revenue from freight forwarding services decreased by 32.8% compared to the same period of 2021 as cross border e-commerce demand and pricing gradually normalized with pandemic recovery. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills, increased 8.4%. Other revenues were mainly consisted of financing services and equipment sales.

	Three Months Ended March 31,
	2021		2022
		% of			% of
	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentage)
Line-haul transportation cost	2,533,913	39.1	2,953,991	465,981	37.4
Sorting hub operating cost	1,511,370	23.4	1,880,367	296,620	23.8
Freight forwarding cost	436,393	6.7	307,901	48,570	3.9
Cost of accessories sold	74,575	1.2	82,903	13,078	1.0
Other costs	819,753	12.7	1,059,409	167,118	13.4
Total cost of revenues	5,376,004	83.1	6,284,571	991,367	79.5

Total cost of revenues was RMB6,284.6 million (US$991.4 million), an increase of 16.9% from RMB5,376.0 million in the same period last year.

Line haul transportation cost was RMB2,954.0 million (US$466.0 million), an increase of 16.6% from RMB2,533.9 million in the same period last year. The unit transportation cost remained flat given the sharp increase in fuel costs yet offset by continued transportation cost efficiency gain derived mainly from higher mix of high-capacity trailer trucks of our fleet and improved load rate from better route planning. There were approximately 1,100 more self-owned high-capacity vehicles in operation compared to the same period last year.

Sorting hub operating cost was RMB1,880.4 million (US$296,6 million), an increase of 24.4% from RMB1,511.4 million in the same period last year. The increase was primarily consisted of (i) RMB222.3 million (US$35.1 million) increase in labor-associated costs, a net result of wage increase offset by automation-driven efficiency improvement, and (ii) RMB105.4 million (US$16.6 million) increase in depreciation and amortization costs for automation equipment and facility construction. As of March 31, 2022, 422 sets of automated sorting equipment were in service, compared to 349 sets as of March 31, 2021.

Cost of accessories sold was RMB82.9 million (US$13.1 million), increased 11.2% compared with RMB74.6 million in the same period last year in line with parcel volume growth.

Other costs were RMB1,059.4 million (US$167.1 million), an increase of 29.2% from RMB819.8 million in the same period last year. The increase was mainly consisted of increases of (i) RMB76.2 million (US$12.0 million) in tax surcharge as previous round of Covid-19 relief policies expired, (ii) RMB69.6 million (US$11.0 million) in costs serving enterprise customers, and (iii) RMB47.5 million (US$7.5 million) in information technology and related costs.

Gross Profit was RMB1,619.5 million (US$255.5 million), increased 47.7% from RMB1,096.5million in the same period last year as a result of both volume and ASP increase at a higher rate than cost increase. Gross margin rate improved to 20.5% from 16.9% for the same period last year.

Total Operating Expenses were RMB503.2 million (US$79.4 million), compared to RMB463.7million in the same period last year.

Selling, general and administrative expenses were RMB618.2 million (US$97.5 million), decreased by 0.3% from RMB620.2 million in the same period last year, mainly due to the decrease of share-based compensation expense.

Other operating income, net was RMB115.0 million (US$18.1 million), compared to RMB156.6 million in the same period last year, and consisted mainly of (i) RMB68.3 million (US$10.8 million) of VAT super deduction and (ii) government subsidies and tax rebates of RMB49.9 million (US$7.9 million).

Income from operations was RMB1,116.3 million (US$176.1 million), an increase of 76.4% from RMB632.9 million for the same period last year. Operating margin rate increased to 14.1% from 9.8% in the same period last year.

Interest income was RMB111.1 million (US$17.5 million), compared with RMB75.5 million in the same period last year.

Interest expenses was RMB59.6 million (US$9.4 million), compared with RMB15.6 million in the same period last year.

Loss from fair value changes of financial instruments was RMB0.9 million (US$0.1 million), compared with a gain of RMB15.8 million in the same period last year, which reflected fair value changes determined by selling banks according to market-based estimations of the redemption prices of the financial instruments.

Income tax expenses were RMB255.2 million (US$40.3 million) compared to RMB149.6 million in the same period last year. Overall income tax rate increased by 2.9 percentage points this quarter compared to same period last year as a result of higher mix of taxable income generated by local operating entities which are subject to the full 25% tax rate compared than the 15% preferential rate granted to one of our headquarter entities for its High and New Technology Enterprise qualification.

Net income was RMB875.5 million (US$138.1 million), which increased by 64.1% from RMB533.5 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.12 (US$0.18), compared to basic and diluted earnings per ADS of RMB0.64 in the same period last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.34 (US$0.21), compared with RMB 0.94 in the same period last year.

Adjusted net income was RMB1,054.5 million (US$166.3 million), compared with RMB781.6 million during the same period last year.

EBITDA[1] was RMB1,823.1 million (US$287.6 million), compared with RMB1,220.1 million in the same period last year.

Adjusted EBITDA was RMB2,002.1 million (US$315.8 million), compared to RMB1,468.1 million in the same period last year.

Net cash provided by operating activities was RMB1,105.4 million (US$174.4 million), compared with RMB477.0 million in the same period last year.

(1)        EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Business Outlook

Taking into account the current market conditions and the uncertainties associated with COVID-19, the Company revises its annual parcel volume projection to be in the range of 24.96 billion to 25.86 billion, representing a 12% to 16% increase year over year. Relative to the entire industry performance, the Company is confident to achieve one percentage point or more increase in its market share for the entire year. These estimates represent management’s current and preliminary view, which are subject to change.

Company Share Purchase

On November 14, 2018, the Company announced a share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. On March 13, 2021, the board of directors of the Company approved the extension of the active share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. The Company expects to fund the repurchases out of its existing cash balance. As of March 31, 2022, the Company has purchased an aggregate of 36,074,242 ADSs at an average purchase price of US$25.21, including repurchase commissions.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.3393 to US$1.00, the noon buying rate on March 31, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Wednesday, May 25, 2022 (8:30 AM Beijing Time on May 26, 2022).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	2110139

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until June 1, 2022:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	4204306

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the first quarter of 2022, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2022 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Condensed Consolidated Comprehensive Income Data:

	Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	6,472,537	7,904,050	1,246,833
Cost of revenues	(5,376,004)	(6,284,571)	(991,367)
Gross profit	1,096,533	1,619,479	255,466
Operating income (expenses):
Selling, general and administrative	(620,224)	(618,199)	(97,518)
Other operating income, net	156,571	114,978	18,137
Total operating expenses	(463,653)	(503,221)	(79,381)
Income from operations	632,880	1,116,258	176,085
Other income (expenses):
Interest income	75,482	111,098	17,525
Interest expense	(15,582)	(59,635)	(9,407)
Gain/(loss) from fair value changes of financial instruments	15,799	(881)	(139)
Foreign currency exchange loss, before tax	(333)	(12,865)	(2,029)
Income before income tax, and share of loss in equity method investments	708,246	1,153,975	182,035
Income tax expense	(149,638)	(255,219)	(40,260)
Share of loss in equity method investments	(25,082)	(23,232)	(3,665)
Net income	533,526	875,524	138,110
Net loss attributable to noncontrolling interests	99	30,746	4,850
Net income attributable to ZTO Express (Cayman) Inc.	533,625	906,270	142,960
Net income attributable to ordinary shareholders	533,625	906,270	142,960
Net earnings per share attributed to ordinary shareholders
Basic	0.64	1.12	0.18
Diluted	0.64	1.12	0.18
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	828,504,517	808,690,979	808,690,979
Diluted	828,504,517	808,690,979	808,690,979
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment	17,911	(12,185)	(1,922)
Comprehensive income	551,437	863,339	136,188
Comprehensive loss attributable to noncontrolling interests	99	30,746	4,850
Comprehensive income attributable to ZTO Express (Cayman) Inc.	551,536	894,085	141,038

Unaudited Condensed Consolidated Balance Sheets Data:
	As of
	December 31, 2021	March 31, 2022
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets:
Cash and cash equivalents	9,721,225	9,900,970	1,561,840
Restricted cash	27,736	204,060	32,190
Accounts receivable, net	933,444	863,429	136,203
Financing receivables	1,111,461	896,061	141,350
Short-term investment	2,845,319	4,002,264	631,342
Inventories	82,961	59,196	9,338
Advances to suppliers	667,855	823,308	129,874
Prepayments and other current assets	3,142,368	3,146,379	496,329
Amounts due from related parties	133,990	139,995	22,084
Total current assets	18,666,359	20,035,662	3,160,550
Investments in equity investee	3,730,448	3,746,786	591,041
Property and equipment, net	24,929,897	25,814,040	4,072,065
Land use rights, net	5,335,549	5,348,923	843,772
Intangible assets, net	35,634	34,085	5,377
Operating lease right-of-use assets	897,238	852,052	134,408
Goodwill	4,241,541	4,241,541	669,087
Deferred tax assets	934,848	970,595	153,108
Long-term investment	1,214,500	1,514,500	238,907
Long-term financing receivables	1,412,956	1,453,396	229,268
Other non-current assets	762,273	714,415	112,696
Amounts due from related parties-non current	611,100	621,360	98,012
TOTAL ASSETS	62,772,343	65,347,355	10,308,291

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	3,458,717	6,053,930	954,984
Accounts payable	1,957,529	1,718,187	271,037
Notes payable	174,920	45,000	7,099
Advances from customers	1,226,549	1,194,604	188,444
Income tax payable	86,789	-	-
Amounts due to related parties	22,786	38,717	6,107
Operating lease Liabilities	250,995	236,106	37,245
Acquisition consideration payable	22,942	22,942	3,619
Dividends payable	708	1,283,990	202,544
Other current liabilities	5,794,380	5,287,150	834,027
Total current liabilities	12,996,315	15,880,626	2,505,106
Non-current operating lease Liabilities	556,091	539,250	85,065
Deferred tax liabilities	292,356	285,825	45,088
TOTAL LIABILITIES	13,844,762	16,705,701	2,635,259

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 826,943,309 shares issued and 808,448,289 shares outstanding as of December 31, 2021; 826,943,309 shares issued and 809,733,116 shares outstanding as of March 31, 2022)	535	535	84
Additional paid-in capital	28,229,026	27,093,665	4,273,921
Treasury shares, at cost	(2,067,009)	(2,020,403)	(318,711)
Retained earnings	22,716,799	23,596,326	3,722,229
Accumulated other comprehensive loss	(242,104)	(254,289)	(40,113)
ZTO Express (Cayman) Inc. shareholders’ equity	48,637,247	48,415,834	7,637,410
Noncontrolling interests	290,334	225,820	35,622
Total Equity	48,927,581	48,641,654	7,673,032
TOTAL LIABILITIES AND EQUITY	62,772,343	65,347,355	10,308,291

Summary of Unaudited Condensed Consolidated Cash Flow Data:

	Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$
		(in thousands)
Net cash provided by operating activities	476,952	1,105,395	174,372
Net cash used in investing activities	(4,371,990)	(3,314,751)	(522,889)
Net cash provided by financing activities	993,968	2,580,645	407,087
Effect of exchange rate changes on cash, cash equivalents and restricted cash	33,268	(20,822)	(3,285)
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(2,867,802)	350,467	55,285
Cash, cash equivalents and restricted cash at beginning of period	14,360,092	9,769,361	1,541,079
Net increase in cash, cash equivalents and restricted cash	11,492,290	10,119,828	1,596,364

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	March 31,	March 31,
	2021	2022
	RMB	RMB	US$
		(in thousands)
Cash and cash equivalents	11,074,124	9,900,970	1,561,840
Restricted cash, current	404,048	204,060	32,190
Restricted cash, non-current	14,118	14,798	2,334
Total cash, cash equivalents and restricted cash	11,492,290	10,119,828	1,596,364

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income	533,526	875,524	138,110
Add:
Share-based compensation expense (1)	248,027	178,980	28,233
Adjusted net income	781,553	1,054,504	166,343

Net income	533,526	875,524	138,110
Add:
Depreciation	495,708	601,643	94,907
Amortization	25,651	31,054	4,899
Interest expenses	15,582	59,635	9,407
Income tax expenses	149,638	255,219	40,260
EBITDA	1,220,105	1,823,075	287,583

Add:
Share-based compensation expense	248,027	178,980	28,233
Adjusted EBITDA	1,468,132	2,002,055	315,816

(1)    Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	533,625	906,270	142,960
Add:
Share-based compensation expense (1)	248,027	178,980	28,233
Adjusted Net income attributable to ordinary shareholders	781,652	1,085,250	171,193

Weighted average shares used in
calculating net earnings per ordinary share/ADS
Basic	828,504,517	808,690,979	808,690,979
Diluted	828,504,517	808,690,979	808,690,979

Net earnings per share/ADS attributable to ordinary shareholders
Basic	0.64	1.12	0.18
Diluted	0.64	1.12	0.18

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	0.94	1.34	0.21
Diluted	0.94	1.34	0.21

(1) Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508